Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-139802

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated April 3, 2007

PROSPECTUS SUPPLEMENT

(To prospectus dated January 19, 2007)

$      ,000,000

OHIO POWER COMPANY

Floating Rate Notes, Series B, due 2010

The Floating Rate Notes will bear interest payable quarterly beginning July   , 2007. The per annum interest rate on the Floating Rate Notes for each quarterly interest period will be reset quarterly based on the three-month LIBOR rate plus   .    %. The Floating Rate Notes will mature on April   , 2010. Beginning October   , 2008 we may, at our option, redeem all or any of the Floating Rate Notes at a redemption price equal to 100% of the principal amount of the Floating Rate Notes to be redeemed, plus accrued interest. The Floating Rate Notes do not have the benefit of any sinking fund.

The Floating Rate Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all of our secured debt from time to time outstanding, if any. We will issue the Floating Rate Notes only in registered form in multiples of $1,000.

	Per Note	Total

Public offering price(1)%		$

Underwriting discount	%	$

Proceeds, before expenses, to Ohio Power Company	%	$

(1)	Plus accrued interest, if any, from April , 2007.

INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE S-3 OF THIS PROSPECTUS SUPPLEMENT FOR MORE INFORMATION.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Floating Rate Notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The Floating Rate Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about April   , 2007.

Joint Book-Running Managers

Credit Suisse	JPMorgan	RBS Greenwich Capital

Co-Managers

Huntington Investment Company	NatCity Investments, Inc.

The date of this prospectus supplement is April   , 2007.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus or any written communication from us or the underwriters specifying the final terms of the offering. We have not and the underwriters have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.

RISK FACTORS

Investing in our securities involves risk. Please see the risk factors described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 along with disclosure related to risk factors contained in our Current Reports on Form 8-K, which are all incorporated by reference in this prospectus supplement and the accompanying prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus. The risks and uncertainties described are those presently known to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, our financial results and the value of our securities.

USE OF PROCEEDS

The net proceeds from the sale of the notes will be used for general corporate purposes relating to our utility business. These purposes may include funding our construction program, redeeming or repurchasing outstanding debt (including the repayment of advances from affiliates) or preferred stock and replenishing working capital. If we do not use the net proceeds immediately, we temporarily invest them in short-term, interest-bearing obligations. As of March 31, 2007, advances from affiliates totaled approximately $377 million. We estimate that our construction costs in 2007 will be approximately $832 million.

SUPPLEMENTAL DESCRIPTION OF THE FLOATING RATE NOTES

The following description of the particular terms of the Floating Rate Notes supplements and in certain instances replaces the description of the general terms and provisions of the Floating Rate Notes under “Description of the Notes” in the accompanying prospectus. We will issue the Floating Rate Notes under an Indenture, dated as of September 1, 1997, between us and Deutsche Bank Trust Company Americas, as Trustee, as supplemented and amended and as to be further supplemented and amended.

Principal Amount, Maturity and Interest

The Floating Rate Notes will initially be issued in an aggregate principal amount of $            ,000,000. We may, without consent of the holders of the Floating Rate Notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the Floating Rate Notes. These notes, together with the Floating Rate Notes, will be a single series of notes under the Indenture.

The Floating Rate Notes will mature and become due and payable, together with any accrued and unpaid interest, on April , 2010. We will pay interest on the Floating Rate Notes on January    , April    , July     and October     , commencing on July    , 2007, through the maturity date of April     , 2010. Interest will accrue from the issue date of April    , 2007 and will be paid to holders of record on the fifteenth calendar day before each interest payment date. Interest payable at maturity, however, will be payable to the person to whom principal is payable. If the scheduled interest payment date (other than the maturity date) of the Floating Rate Notes falls on a day which is not a Business Day, such interest payment date will be the following day that is a Business Day, except that if such Business Day is in the next calendar month, such interest payment date shall be the immediately preceding Business Day. If the maturity date of the Floating Rate Notes falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and interest will not accrue as a result of this delayed payment. The Floating Rate Notes are not subject to any sinking fund provision.

The Floating Rate Notes will bear interest for each quarterly Interest Period at a per annum rate determined by the Calculation Agent, subject to the maximum interest rate permitted by New York or other applicable state law, as such law may be modified by United States law of general application. The interest rate applicable during each quarterly Interest Period will be equal to LIBOR on the Interest Determination Date for such Interest Period plus . %; provided, however, that in certain circumstances described below, the interest rate will be determined without reference to LIBOR. Promptly upon such determination, the Calculation Agent will notify the trustee for the Floating Rate Notes, if the trustee is not then serving as the Calculation Agent, of the interest rate for the new Interest Period. The interest rate determined by the Calculation Agent, absent manifest error, shall be binding and conclusive upon the beneficial owners and holders of the Floating Rate Notes, the Company and the trustee for the Floating Rate Notes.

Upon the request of a holder of the Floating Rate Notes, the Calculation Agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next Interest Period.

The accrued interest for any period is calculated by multiplying the principal amount of a note by an accrued interest factor. The accrued interest factor is computed by adding the interest factor calculated for each day in the period to the date for which accrued interest is being calculated. The interest factor (expressed as a decimal rounded upwards if necessary) is computed by dividing the interest rate (expressed as a decimal rounded upwards if necessary) applicable to such date by 360.

All percentages resulting from any calculation of the interest rate on Floating Rate Notes will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655) and 9.876544% (or .09876544) being rounded to 9.87654% (or .0987654)), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upwards).

Optional Redemption

We may redeem the Floating Rate Notes at our option at any time after October , 2008, upon no more than 60 and not less than 30 days’ notice by mail. We may redeem the Floating Rate Notes either as a whole or in part at a redemption price equal to the 100% of the principal amount of the Floating Rate Notes being redeemed, plus accrued interest thereon to the date of redemption.

Certain Definitions

The following definitions apply to the Floating Rate Notes and, to the extent they are inconsistent with definitions appearing in the accompanying Prospectus, supersede the definitions in the accompanying Prospectus.

“Business Day” means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

“Calculation Agent” means Deutsche Bank Trust Company Americas, or its successor appointed by the Company, acting as calculation agent.

“Interest Determination Date” means the second London Business Day immediately preceding the first day of the relevant Interest Period.

“Interest Period” means the period commencing on an interest payment date for the Floating Rate Notes (or commencing on the issue date for the Floating Rate Notes, if no interest has been paid or duly made available for payment since that date) and ending on the day before the next succeeding interest payment date for the Floating Rate Notes.

“LIBOR” means, with respect to any Interest Period, the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period commencing on the first day of that Interest Period and ending on the next interest payment date that appears on Reuters LIBOR01 Page as of 11:00 a.m. (London time) on the Interest Determination Date for that Interest Period. If such rate does not appear on the Reuters LIBOR01 Page as of 11:00 a.m. (London time) on the Interest Determination Date for that Interest Period, LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars for the Interest Period and in a principal amount of not less than $1,000,000 are offered to prime banks in the London interbank market by four major banks in the London interbank market, which may include affiliates of one or more of the underwriters, selected by the Calculation Agent (after consultation with us), at approximately 11:00 a.m., London time on the Interest Determination Date for that Interest Period. The Calculation Agent will request the principal London office of each such bank to provide a quotation of its rate. If at least two such quotations are provided, LIBOR with respect to that Interest Period will be the arithmetic mean of such quotations. If fewer than two quotations are provided, LIBOR with respect to that Interest Period will be the arithmetic mean of the rates quoted by three major banks in New York City, which may include affiliates of one or more of the underwriters, selected by the Calculation Agent (after consultation with us), at approximately 11:00 a.m., New York City time, on the first day of that Interest Period for loans in U.S. dollars to leading European banks for that Interest Period and in a principal amount of not less than $1,000,000. However, if fewer than three banks selected by the Calculation Agent to provide quotations are quoting as described above, LIBOR for that Interest Period will be the same as LIBOR as determined for the previous Interest Period. The establishment of LIBOR by the calculation agent shall (in the absence of manifest error) be final and binding. We will pay the principal of the Floating Rate Notes and interest payable at maturity in immediately available funds at the office of Deutsche Bank Trust Company Americas, 60 Wall Street, New York, New York.

“London Business Day” means a day other than a Saturday or Sunday that is not a day on which banking institutions in London, England and New York, New York are authorized or obligated by law or executive order to be closed and a day on which dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted in the London interbank market.

“Reuters LIBOR01 Page” means the display so designated on the Reuters 3000 Xtra (or such other page as may replace that page or that service, or such other service as may be nominated as the information vendor, for the purpose of displaying rates as prices comparable to the London Interbank Offered rate for U.S. dollar deposits).

Limitations on Liens

So long as any of our Floating Rate Notes issued pursuant to this prospectus supplement are outstanding, we will not create or suffer to be created or to exist any additional mortgage, pledge, security interest, or other lien (collectively “Liens”) on any of our utility properties or tangible assets now owned or hereafter acquired to secure any indebtedness for borrowed money (“Secured Debt”), without providing that such Floating Rate Notes will be similarly secured. This restriction does not apply to our subsidiaries, nor will it prevent any of them from creating or permitting to exist Liens on their property or assets to secure any Secured Debt. In addition, this restriction does not prevent the creation or existence of:

•

Liens on property existing at the time of acquisition or construction of such property (or created within one year after completion of such acquisition or construction), whether by purchase, merger, construction or otherwise, or to secure the payment of all or any part of the purchase price or construction cost thereof, including the extension of any Liens to repairs, renewals, replacements, substitutions, betterments, additions, extensions and improvements then or thereafter made on the property subject thereto;

•	Financing of our accounts receivable for electric service;

•	Any extensions, renewals or replacements (or successive extensions, renewals or replacements), in whole or in part, of liens permitted by the foregoing clauses; and

•	The pledge of any bonds or other securities at any time issued under any of the Secured Debt permitted by the above clauses.

In addition to the permitted issuances above, Secured Debt not otherwise so permitted may be issued in an amount that does not exceed 15% of Net Tangible Assets as defined below.

“Net Tangible Assets” means the total of all assets (including revaluations thereof as a result of commercial appraisals, price level restatement or otherwise) appearing on our balance sheet, net of applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets (which term shall not be construed to include such revaluations), less the aggregate of our current liabilities appearing on such balance sheet. For purposes of this definition, our balance sheet does not include assets and liabilities of our subsidiaries.

This restriction also will not apply to or prevent the creation or existence of leases made, or existing on property acquired, in the ordinary course of business.

Additional Information

For additional important information about the Floating Rate Notes, see “Description of the Notes” in the accompanying prospectus, including: (i) additional information about the terms of the Floating Rate Notes, (ii) general information about the Indenture and the trustee, and (iii) a description of events of default under the Indenture.

UNDERWRITING

Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Greenwich Capital Markets, Inc. are acting as representatives of the underwriters named below with respect to the Floating Rate Notes. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each of the underwriters named below and each of the underwriters has severally and not jointly agreed to purchase from us the respective principal amount of Floating Rate Notes set forth opposite its name below:

Underwriter	Principal Amount
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Greenwich Capital Markets, Inc.
The Huntington Investment Company
NatCity Investments, Inc.

TOTAL	$

In the underwriting agreement, the underwriters have agreed to purchase all of the Floating Rate Notes offered if any of the Floating Rate Notes are purchased.

The expenses associated with the offer and sale of the Floating Rate Notes are expected to be approximately $            ,000.

The underwriters propose to offer the Floating Rate Notes to the public at the initial public offering prices set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0. % per Floating Rate Note. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0. % per Floating Rate Note to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

Prior to this offering, there has been no public market for the Floating Rate Notes. The Floating Rate Notes will not be listed on any securities exchange. Certain of the underwriters have advised us that they intend to make a market in the Floating Rate Notes. The underwriters will have no obligation to make a market in the Floating Rate Notes, however, and may cease market making activities, if commenced, at any time. There can be no assurance of a secondary market for the Floating Rate Notes, or that the Floating Rate Notes may be resold.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.

In connection with the offering, the underwriters may purchase and sell the Floating Rate Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purposes of preventing or retarding a decline in the market price of the Floating Rate Notes and syndicate short positions involve the sale by the underwriters of a greater number of Floating Rate Notes than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such Floating Rate Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Floating Rate Notes, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

Some of the underwriters or their affiliates engage in transactions with, and have performed services for, us and our affiliates in the ordinary course of business and have, from time to time, performed, and may in the future perform, various financial advisory, commercial and investment banking services for us, for which they received, or will receive, customary fees and expenses.

It is expected that delivery of the Floating Rate Notes will be made, against payment for the Floating Rate Notes, on or about April 5, 2007, which will be the second business day following the pricing of the Floating Rate Notes. Under Rule 15c6-1 under the 1934 Act, purchases or sales of securities in the secondary market generally are required to settle in three business days (T+3), unless the parties to any such transactions expressly agree otherwise. Accordingly, because the Floating Rate Notes initially will settle within two business days (T+2), purchasers of the Floating Rate Notes should consult their own legal advisors.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the Floating Rate Notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Floating Rate Notes are made. Any resale of the Floating Rate Notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Floating Rate Notes.

Representations of Purchasers

By purchasing the Floating Rate Notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the Floating Rate Notes without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under Resale Restrictions; and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the Floating Rate Notes to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action – Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the Floating Rate Notes, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the Floating Rate Notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the Floating Rate Notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the Floating Rate Notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the Floating Rate Notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the Floating Rate Notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Floating Rate Notes in their particular circumstances and about the eligibility of the Floating Rate Notes for investment by the purchaser under relevant Canadian legislation.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus supplement by reference from the Ohio Power Company Consolidated Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports express an unqualified opinion and, as to the report related to the financial statements, includes an explanatory paragraph concerning the adoption of new accounting pronouncements in 2004, 2005 and 2006), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

OHIO POWER COMPANY

1 RIVERSIDE PLAZA

COLUMBUS, OHIO 43215

(614) 716-1000

$750,000,000

UNSECURED NOTES

TERMS OF SALE

The following terms may apply to the notes that we may sell at one or more times. A prospectus supplement or pricing supplement will include the final terms for each note. If we decide to list upon issuance any note or notes on a securities exchange, a prospectus supplement or pricing supplement will identify the exchange and state when we expect trading could begin.

-	Mature 9 months to 50 years
-	Fixed or floating interest rate
-	Remarketing features
-	Certificate or book-entry form
-	Subject to redemption
-	Not convertible, amortized or subject to a sinking fund
-	Interest paid on fixed rate notes quarterly or semi-annually
-	Interest paid on floating rate notes monthly, quarterly, semi-annually, or annually
-	Issued in multiples of a minimum denomination

INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 2 FOR MORE INFORMATION.

The notes have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 19, 2007.

THE COMPANY

We generate, sell, purchase, transmit and distribute electric power. We serve approximately 710,000 retail customers in Ohio. We also sell and transmit power at wholesale to other electric utilities, municipalities, rural electric cooperatives and nonutility entities engaged in the wholesale power market. Our principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000). We are a subsidiary of American Electric Power Company, Inc., a public utility holding company, and we are a part of the American Electric Power integrated utility system. The executive offices of American Electric Power Company, Inc. are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000).

PROSPECTUS SUPPLEMENTS

We may provide information to you about the notes in up to three separate documents that progressively provide more detail: (a) this prospectus provides general information some of which may not apply to your notes; (b) the accompanying prospectus supplement provides more specific terms of your notes; and (c) if not included in the accompanying prospectus supplement, a pricing supplement will provide the final terms of your notes. It is important for you to consider the information contained in this prospectus, the prospectus supplement and any pricing supplement in making your investment decision.

RISK FACTORS

Investing in our securities involves risk. Please see the risk factors described in our most recent Annual Report on Form 10-K and all subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus. The risks and uncertainties described are those presently known to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, our financial results and the value of our securities.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (“SEC”). We also file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also examine our SEC filings through the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (including any documents filed after the date of the initial registration statement and prior to its effectiveness) until we sell all the notes.

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006; and

•	Current Reports on Form 8-K dated January 3, 2006, January 24, 2006, February 27, 2006, May 30, 2006, June 12, 2006 and August 24, 2006.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Ms. R. Buonavolonte

American Electric Power Service Corporation

1 Riverside Plaza

Columbus, Ohio 43215

614-716-1000

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement and in any written communication from us or any underwriter specifying the final terms of the particular offering. We have not authorized anyone else to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

RATIO OF EARNINGS TO FIXED CHARGES

The Ratio of Earnings to Fixed Charges for each of the periods indicated is as follows:

Twelve Months Period Ended	Ratio
December 31, 2001	2.77
December 31, 2002	3.89
December 31, 2003	4.08
December 31, 2004	3.34
December 31, 2005	3.98
December 31, 2006	3.43

The Ratio of Earnings to Fixed Charges for the nine months ended September 30, 2006 was 3.80. For current information on the Ratio of Earnings to Fixed Charges, please see our most recent Form 10-K and 10-Q. See Where You Can Find More Information on page 2.

USE OF PROCEEDS

Unless otherwise stated in a prospectus supplement, the net proceeds from the sale of the notes will be used for funding our construction program and for other general corporate purposes relating to our utility business. These purposes may include redeeming or repurchasing outstanding debt (including the repayment of advances from affiliates) or preferred stock and replenishing working capital. If we do not use the net proceeds immediately, we will temporarily invest them in short-term, interest-bearing obligations. We estimate that our construction costs in 2007 will approximate $815 million. At December 31, 2006, we had $181,281,000 in advances from affiliates outstanding.

DESCRIPTION OF THE NOTES

General

We will issue the notes under an Indenture dated September 1, 1997 (as previously supplemented and amended) between us and the Trustee, Deutsche Bank Trust Company Americas. This prospectus briefly outlines some provisions of the Indenture. If you would like more information on these provisions, you should review the Indenture and any supplemental indentures or company orders that we have filed or will file with the SEC. See Where You Can Find More Information on how to locate these documents. You may also review these documents at the Trustee’s offices at 60 Wall Street, New York, New York.

The Indenture does not limit the amount of notes that may be issued. The Indenture permits us to issue notes in one or more series or tranches upon the approval of our board of directors and as described in one or more company orders or supplemental indentures. Each series of notes may differ as to their terms. The Indenture also gives us the ability to reopen a previous issue of a series of notes and issue additional notes of such series.

The notes are unsecured and will rank equally with all our unsecured unsubordinated debt. For current information on our debt outstanding see our most recent Form 10-K and 10-Q. See Where You Can Find More Information.

The notes will be denominated in U.S. dollars and we will pay principal and interest in U.S. dollars. Unless an applicable pricing or prospectus supplement states otherwise, the notes will not be subject to any conversion, amortization, or sinking fund. We expect that the notes will be “book-entry,” represented by a permanent global note registered in the name of The Depository Trust Company, or its nominee. We reserve the right, however, to issue note certificates registered in the name of the noteholders.

In the discussion that follows, whenever we talk about paying principal on the notes, we mean at maturity or redemption. Also, in discussing the time for notices and how the different interest rates are calculated, all times are New York City time and all references to New York mean the City of New York, unless otherwise noted.

The following terms may apply to each note as specified in the applicable pricing or prospectus supplement and the note.

Redemptions

If we issue redeemable notes, we may redeem such notes at our option unless an applicable pricing or prospectus supplement states otherwise. The pricing or prospectus supplement will state the terms of redemption. We may redeem notes in whole or in part by delivering written notice to the noteholders no more than 60, and not less than 30, days prior to redemption. If we do not redeem all the notes of a series at one time, the Trustee selects the notes to be redeemed in a manner it determines to be fair.

Remarketed Notes

If we issue notes with remarketing features, an applicable pricing or prospectus supplement will describe the terms for the notes including: interest rate, remarketing provisions, our right to redeem notes, the holders’ right to tender notes, and any other provisions.

Book-Entry Notes - Registration, Transfer, and Payment of Interest and Principal

Unless otherwise stated in a prospectus supplement, the Depository Trust Company (“DTC”), New York, New York, will act as securities depository for the notes. The notes will be issued as fully-registered notes registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered note certificate will be issued for each issue of the notes, each in the aggregate principal amount of such issue, and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds and provides asset servicing for over 2.2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation, (NSCC, FICC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”, and together with Direct Participants, “Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC Rules applicable to DTC and its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect

Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the notes, such as redemptions, tenders, defaults and proposed amendments to the notes documents. For example, Beneficial Owners of notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices by provided directly to them.

Redemption notices shall be sent to DTC. If less than all of the notes are being redeemed, DTC’s current practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the notes unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct

Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal and interest payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the Trustee on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such Participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our or the Trustee’s responsibility, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

A Beneficial Owner shall give notice to elect to have its notes purchased or tendered, through its Participant, to the Tender/Remarketing Agent, and shall effect delivery of such notes by causing the Direct Participant to transfer the Participant’s interest in the notes, on DTC’s records, to the Tender/Remarketing Agent. The requirement for physical delivery of the notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the notes are transferred by Direct Participants on DTC’s records and followed by a book-entry credit of tendered notes to the Tender/Remarketing Agent’s DTC account.

DTC may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor depository is not obtained, note certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, note certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Note Certificates-Registration, Transfer, and Payment of Interest and Principal

If we issue note certificates, they will be registered in the name of the noteholder. The notes may be transferred or exchanged, pursuant to administrative procedures in the Indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the paying agent. Payments on note certificates will be made by check.

Interest Rate

The interest rate on the notes will either be fixed or floating. The interest paid will include interest accrued to, but excluding, the date of maturity or redemption. Interest is generally payable to the person in whose name the note is registered at the close of business on the record date before each interest payment date. Interest payable at maturity or redemption, however, will be payable to the person to whom principal is payable.

Unless an applicable pricing or prospectus supplement states otherwise, if we issue a note after a record date but on or prior to the related interest payment date, we will pay the first interest payment on the interest payment date after the next record date. We will pay interest payments by check or wire transfer, at our option.

Fixed Rate Notes

A pricing or prospectus supplement will designate the record dates, payment dates and the fixed rate of interest payable on a note. We will pay interest monthly, quarterly or semi-annually, and upon maturity or redemption. Unless an applicable pricing or prospectus supplement states otherwise, if any payment date falls on a day that is not a business day, we will pay interest on the next business day and no additional interest will be paid. Interest payments will be the amount of interest accrued to, but excluding, each payment date. Interest will be computed using a 360-day year of twelve 30-day months.

Floating Rate Notes

Each floating rate note will have an interest rate formula. The applicable pricing supplement will state the initial interest rate or interest rate formula on each note effective until the first interest reset date. The applicable pricing or prospectus supplement will state the method and dates on which the interest rate will be determined, reset and paid.

Events of Default

“Event of Default” means any of the following:

-	failure to pay for three business days the principal of (or premium, if any, on) any note of a series when due and payable;

-	failure to pay for 30 days any interest on any note of any series when due and payable;

-	failure to perform any other requirements in such notes, or in the Indenture in regard to such notes, for 90 days after notice;

-	certain events of bankruptcy or insolvency; or any other event of default specified in a series of notes.

An Event of Default for a particular series of notes does not necessarily mean that an Event of Default has occurred for any other series of notes issued under the Indenture. If an Event of Default occurs and continues, the Trustee or the holders of at least 33% of the principal amount of the notes of the series affected may require us to repay the entire principal of the notes of such series immediately (“Repayment Acceleration”). In most instances, the holders of at least a majority in aggregate principal amount of the notes of the affected series may rescind a previously triggered Repayment Acceleration. However, if we cause an Event of Default because we have failed to pay (unaccelerated) principal, premium, if any, or interest, Repayment Acceleration may be rescinded only if we have first cured our default by depositing with the Trustee enough money to pay all (unaccelerated) past due amounts and penalties, if any.

The Trustee must within 90 days after a default occurs, notify the holders of the notes of the series of default unless such default has been cured or waived. We are required to file an annual certificate with the Trustee, signed by an officer, concerning any default by us under any provisions of the Indenture.

Subject to the provisions of the Indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders unless such holders offer the Trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the notes of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to such notes.

Modification of Indenture

Under the Indenture, our rights and obligations and the rights of the holders of any notes may be changed. Any change affecting the rights of the holders of any series of notes requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes of all series affected by the change, voting as one class. However, we cannot change the terms of payment of principal or interest, or a reduction in the percentage required for changes or a waiver of default, unless the holder consents. We may issue additional series of notes and take other action that does not affect the rights of holders of any series by executing supplemental indentures without the consent of any noteholders.

Consolidation, Merger or Sale

We may merge or consolidate with any entity or sell substantially all of our assets as an entirety as long as the successor or purchaser expressly assumes the payment of principal, and premium, if any, and interest on the notes.

Legal Defeasance

We will be discharged from our obligations on the notes of any series at any time if:

•

we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the note of the series, and

•	we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of noteholders of that series will not change as a result of our performing the action described above.

If this happens, the noteholders of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes.

Covenant Defeasance

We will be discharged from our obligations under any restrictive covenant applicable to the notes of a particular series if we perform both actions described above. See Legal Defeasance. If this happens, any later breach of that particular restrictive covenant will not result in Repayment Acceleration. If we cause an Event of Default apart from breaching that restrictive covenant, there may not be sufficient money or government obligations on deposit with the Trustee to pay all amounts due on the notes of that series. In that instance, we would remain liable for such amounts.

Governing Law

The Indenture and notes of all series will be governed by the laws of the State of New York.

Concerning the Trustee

We and our affiliates use or will use some of the banking services of the Trustee and other services of its affiliates in the normal course of business.

PLAN OF DISTRIBUTION

We may sell the notes (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

Notes may be sold on a continuing basis through agents designated by us. The agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment.

The Agents will not be obligated to make a market in the notes. We cannot predict the amount of trading or liquidity of the notes.

By Underwriters

If underwriters are used in the sale, the underwriters will acquire the notes for their own account. The underwriters may resell the notes in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the notes will be subject to certain conditions. The underwriters will be obligated to purchase all the notes of the series offered if any of the notes are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

We may also sell notes directly. In this case, no underwriters or agents would be involved.

General Information

Underwriters, dealers, and agents that participate in the distribution of the notes may be underwriters as defined in the Securities Act of 1933 (the “Act”), and any discounts or commissions received by them from us and any profit on the resale of the notes by them may be treated as underwriting discounts and commissions under the Act.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act or to contribute to payments that each underwriter, dealer or agent may be required to make in respect thereto.

Underwriters, dealers and agents and their respective affiliates may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

LEGAL OPINIONS

Jeffrey D. Cross or Thomas G. Berkemeyer, Deputy General Counsel and Associate General Counsel, respectively, of American Electric Power Service Corporation, our service company affiliate, will issue an opinion about the legality of the notes for us. Dewey Ballantine LLP, New York, NY will issue an opinion for the agents or underwriters. From time to time, Dewey Ballantine LLP acts as counsel to our affiliates for some matters.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus by reference from the Ohio Power Company Consolidated Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports express an unqualified opinion and, as to the report related to the consolidated financial statements, includes an explanatory paragraph concerning the adoption of new accounting pronouncements in 2003, 2004 and 2005), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$      ,000,000

OHIO POWER COMPANY

Floating Rate Notes, Series B, due 2010

PROSPECTUS SUPPLEMENT

April   , 2007

Joint Book-Running Managers

Credit Suisse	JPMorgan	RBS Greenwich Capital

Co-Managers

Huntington Investment Company

NatCity Investments, Inc.